Exhibit 99.2

Brookfield Asset Management Inc.

Letter to Shareholders

Overview
We reported strong net income and funds from operations (FFO) in 2015. Net income was $4.7 billion or $2.26 per share. FFO for shareholders was $2.6 billion or $2.49 per share. This was achieved through continued growth in asset management activities and results from a number of our operations. During the year, our London and New York real estate performed very well, and our UK utility business was a stand-out. At the same time, the conversion of results from non-U.S. operations detracted from the growth that occurred in local currency terms, power prices were low, and around the edges, lower commodity prices affected some of our businesses.
Our institutional and sovereign fund partners continue to increase their allocations to real asset strategies. We are completing the marketing of two of our flagship funds, which will close early in the new year with approximately $12 billion of commitments. We also expect to complete the first close of one of our other flagship funds at approximately $10 billion in the first half of the year. With each of these funds at least 50% larger than their respective predecessor, we are well positioned for continued growth in the business.
We are also launching a select number of other funds in our public securities and private fund businesses, including core funds and credit funds in our areas of expertise. These are in addition to our listed strategies, which are always open. While our listed strategies had a tough year with performance, consistent with most listed funds, we still had net inflows into both our public securities funds, and our flagship listed partnerships.
Our general themes today are focused on investing in opportunities around the dramatic sell-off in high yield bonds, non-U.S. currencies, commodities and South America. In addition, we are focused on monetizing cash from mature assets and on ensuring we are in excellent financial shape across all of our operations in these volatile times.
Investment Performance
Our one-year stock performance, inclusive of dividends, was slightly down. In addition to the general market sentiment, this isn't surprising, given the 31% return in 2014 on the NYSE. For our large base of Canadian investors, our performance was up 12% on the TSX in 2015 as we are a U.S. dollar denominated security, and we therefore provided them with additional returns in their home currency.
Investment Performance	Brookfield NYSE	S&P 500	10-Year Treasuries
1	(4)%	(1)%	1%
5	12%	13%	5%
10	10%	7%	6%
15	20%	5%	5%
20	18%	8%	6%
While we are cognizant of short-term performance, we always manage our business for the long term, and therefore focus more on those metrics. To that end, we are pleased that our returns compare well with most other investment alternatives and are consistent with our goal of generating 12% to 15% compound returns over the longer term.

1  | Brookfield Asset Management Inc. – Q4 2015 Letter to Shareholders

Aside from the stock markets, we believe that substantial intrinsic value was added to the business this year and that the investments we are making today will pay off very handsomely in the future. Our fee-bearing capital is continuing to grow with major step changes, and most of the assets owned in our investment strategies should continue to do well in this low interest rate environment.
Our asset management franchise continues to establish itself as a global leader, and we believe we can deploy capital at returns to meet client expectations. As a result, we see no reason why we should not be able to achieve our financial goals over the next ten years, and believe it is possible we could exceed them.
Market Environment
Since 2009, we have been in a recovery from extreme global financial distress. It hasn't been smooth, but we have come a long way from where we were. The U.S. economy continues to improve, making 2015 the first year of interest rate increases since 2006. We expect more in 2016, but this will only happen in the event of continued growth in the U.S. economy. Jobless claims in the U.S. recently came in at their lowest number in 40 years, and many industries are doing well. Despite this, we are likely not going back to robust growth in the U.S. for a while, if ever, and we are mindful of the global growth issues that can reverberate back to the U.S. via currency exchange, trade balances and other items.
Given that, our view is that U.S. interest rates will eventually slowly grind upward. In this environment, real assets perform extremely well – and will, we believe, continue to do so. They should continue to hold their value as cash flows increase and, at a minimum, offset any interest rate increases, and for most assets, exceed them. We continue to see exceptional pricing for mature high quality real assets; therefore, we will continue to sell these types of assets and redeploy the capital, lock in returns, return capital to our partners, and make our balance sheets even stronger.
Europe recovered from the precipice and is ever so slowly seeing life. With the Euro at closer to par to the U.S. dollar, many businesses are doing better. The European market will exhibit very slow growth for a long time, and real assets may be the only place to find yield in a market where trillions of dollars of government bonds have been forced to negative yields by quantitative easing. We have been finding exceptional assets to acquire and are able to finance them with very long-term low-rate financing, generating strong cash yields to equity.
The U.S. dollar was strong against almost every other currency in 2015. This was caused in part by the divergence of monetary policy, but also because emerging markets and commodity currencies were dragged downward with the unrelenting pressure of declining commodity prices. Oil catches the headlines, but there were worse performers. While the lower currencies hurt our short-term results as a result of converting foreign currency cash flow into fewer U.S. dollars, we had many of our assets hedged. We have been scaling out of these hedges and will likely continue to do so in 2016. In essence, we have been selling U.S. dollars in this more mature stage of the U.S. dollar bull run, and buying back into assets in their local currencies such as Australia and Canada. In Brazil, we were unhedged, which hurt us in the short term; however, we think we will gain back much of the currency losses with inflation adjustments in our contracts, and long-term values should recover as they have in past.
Priorities for 2016
The top priorities for 2016 are investing capital for our funds, fundraising for our private funds, and redeploying capital within our listed partnerships.
Compared to the last few years, we are seeing very substantial numbers of investment opportunities that meet our investment criteria. This is the result of the accentuated macro themes of the last few years – namely: (1) lack of capital in emerging markets; (2) enormous declines in virtually all commodities; (3) currency rate movements against the U.S. dollar; and (4) the broad sell-off in U.S. high yield bonds.

2  | Brookfield Asset Management Inc. – Q4 2015 Letter to Shareholders

Our private fundraising capacity continues to strengthen, with our institutional relationships deepening. Increasingly we are offering our largest partners a range of products, which include participation in our funds as well as both co-investments in transactions and direct investments alongside our listed partnerships. This integrated approach, which often involves large transactions, can only be offered by the largest managers with scale.
Based on our pipeline, we should be able to complete fundraising in 2016 for all of our new flagship funds, raise capital for other investments from our institutional partners, and advance fundraising for a number of other funds.
Each of our flagship listed partnerships is self-funding and these entities will continue to grow – both organically and by redeploying capital invested in more mature assets. None of the business plans in our partnerships depend on issuance of equity. Despite this, we are always working to establish trading values of these entities at their intrinsic values so that we can, if we desire, issue equity for transactions. We plan on listing our latest entity, Brookfield Business Partners, in the second quarter of 2016 and will work hard this year to establish this entity in the stock market.
Wealth Creation and Cash Generation
The wealth creation capacity of our permanent capital is approximately $7.5 billion annually, based on the approximately $60 billion of permanent capital we have in the overall business. This assumes that this equity can generate a 12.5% compound annual return, consistent with the low end of our overall return objectives. The overall earnings of our business are far greater, as these numbers do not count the vast sums we earn on behalf of the institutional partners in our private funds that get distributed to them.
Most importantly, we have total discretion over the above wealth creation when generated. We can invest it in new assets, repay debt, or distribute cash flows to our listed equity unitholders and shareholders. This gives us significant freedom to grow our business organically, fund operations, or distribute generously to our constituents.
Based on the type of assets we own, at IFRS values they generate approximately 7% leveraged cash-on-cash returns. As a result, we generate an annual equity cash flow of approximately $4 billion. The other $3.5 billion of wealth creation shows up as increased valuations of assets.
On an annual basis, we roll over 10% to 20% of our financings. When we do so, we generally increase the financing amount to an investment grade level, and this releases a portion of the aforementioned wealth creation in cash. We estimate that of the $3.5 billion of wealth creation that is not operating cash flow, we access approximately $1 billion of this annually by completing refinancings of assets. In addition, we sell assets from time to time and turn the accumulated wealth creation, as well as the initial investment, into cash. This converts another approximately $1 billion of wealth creation annually into cash. The balance continues to accumulate in assets and accrues to shareholders through increases in the underlying value of the business. This is why our values tend to grow over time.
As an example, we acquired a utility business in the United Kingdom in 2009. We invested $100 million in the equity in this business and assumed $300 million of debt. Since that time we have achieved considerable growth within the business through operational improvements and by adding product lines. This was all funded by financing in the company. In 2012, we injected a further $525 million into the business, primarily to purchase another similar company, and at the same time, we decided to sell 20% of the entire company to a partner for $235 million, resulting in a net investment of $390 million for our 80%. Over the ownership period, we have received dividends of approximately $240 million, resulting in only $150 million of net capital invested today.
Today, this investment is a formidable utility franchise in one of the most highly sought-after jurisdictions in the world. We still own 80% of this business which generates $175 million of FFO annually, and our investment is worth many billions.

3  | Brookfield Asset Management Inc. – Q4 2015 Letter to Shareholders

Capital Recycling
We invest two forms of capital. The first is private capital on behalf of largely institutional and sovereign fund partners. The second is listed markets capital on behalf of retail oriented investors, which is either deployed in our three listed Brookfield partnerships or our listed markets business.
Our private funds have time durations (usually 10 to 12 years), and as a result capital recycling occurs naturally. As we continue to harvest capital from earlier generation funds, we return capital to clients and our portion is then available for investment into new funds or investments. As our private funds have become larger, we have been decreasing our commitment to each fund on a percentage basis, although the quantum is still very meaningful. As a result, the capital harvested from earlier funds should be sizable enough to fund the commitments we have made to later funds on a self-sustaining basis.
Our listed partnerships have now achieved critical mass to the point where they can grow themselves, either through internally generated cash or by refinancing or selling assets that have matured. This means that each of these entities is self-sustaining and doesn't need to fund their business model by accessing the capital markets, unless for some reason we believe the right strategy is to issue equity.
Brookfield Property Partners now has an equity base of $22 billion. We have raised more than $2 billion in net proceeds from asset sales over the last twelve months and plan to sell about the same in 2016. These sales have been done, on average, at 13% above the IFRS values we mark our assets to in our financial statements, largely because the market for private assets is extremely robust. We expect this to continue into 2016. It has enabled us to repay 100% of the acquisition facility put in place to acquire the other half of our office company, fund our development pipeline, and make a number of acquisitions.
Brookfield Infrastructure has increased its equity base to $8 billion and has been re-deploying capital from more mature assets into ones with greater upside over the longer term. This included selling electrical transmission lines in the U.S., New Zealand and more recently Canada. These sales will selectively continue in 2016, and we do not need to access the public markets to fund our operations.
Brookfield Renewable is also a self-sustaining business and has been for the last 10 years. To fund further investments over and above our operations and developments, we utilize the operating cash generated. We have also been up-financing assets as the values increase, and selling some more mature assets. For example, we developed and built a number of wind facilities in the United States and Canada over the past several years. We have sold some of these facilities and may continue to sell others if we can continue to achieve premium prices.
Brazil
We have been an investor in Brazil for a very long time. We have experienced many cycles there, and while the situation is currently more difficult than many of those previous periods, we do not believe this changes the long-term fundamentals of the country. As a value based investor, we see significant opportunity. Because of this, we continue to invest capital across our businesses and believe that when we look back five years from now, the values will be substantially higher. At this time, as in any other market where most investors have fled, there are assets being offered to us that would never otherwise have been available, assets that are being offered at fractions of tangible value, or both.
Political distress, scandals, and a deep recession are causing extreme duress in the country. Despite this, we believe a number of long-term fundamental issues are now being right-sized. First, the deficits are beginning to turn around, currency devaluation has made the manufacturing sector competitive once again, and export businesses are doing well. Longer-term, Brazil also has an immense young middle class and vast agriculture lands and other resources which will serve the country well.
Leaving aside the issues that have surfaced in a number of organizations in Brazil, the country has proven it has a rule of law and a judiciary that is separate from political and business influence. As a foreign investor in an emerging market, these are the most important factors. We are also hopeful that a number of positive reforms will come out of this crisis, which should lead to even better governance in the future.

4  | Brookfield Asset Management Inc. – Q4 2015 Letter to Shareholders

The pricing of opportunities in Brazil today have discounted almost every negative scenario. We are buying at fractions of replacement cost and therefore believe we have enough margin of safety that we will be fine in almost any reasonable economic scenario. Our upside cases are based on modest recovery of the country over the next five years. Should we be fortunate enough to see more than that, returns could be exceptional.
In the context of $225 billion of assets under management, we have approximately $10 billion of assets in Brazil, with approximately $6 billion of equity invested. Of the equity invested, about ±10% of our deconsolidated balance sheet, or approximately $3 billion of capital is from our Brookfield balance sheet, and $3 billion is from our clients.
While not without risk, we believe our Brazil investments will earn very high returns on capital from this point in time in U.S. dollar terms. We are always vigilant about not over exposing any one fund, or our business more broadly; however, we will continue to use this period to expand our operations in the country, establishing ourselves as the pre-eminent investment manager there, and adding some phenomenally strategic assets to our portfolio that would otherwise never have become available.
Global Operations
Our global business is built out for the scale of our operations, but we will continue to grow around the edges when we see the opportunity to deepen relationships and enhance both our deal sourcing and execution capabilities. We currently have operations in 35 countries with major investments in 20 of those.
Our 700 investment professionals and client service executives are largely based in New York, Toronto, London, Sydney, São Paulo, Mumbai and Shanghai. We have been expanding our Shanghai office, as we expect this will lead to a greater number of transactions over the next 10 years. Next year we will also move more people to Dubai to augment our resources in the Middle East and South Asia.
Over the last couple of years we opened small offices in Singapore, Tokyo, Seoul, Hong Kong, Munich, Berlin, Paris and Mexico City. These offices most often facilitate our client servicing functions initially, but also allow us the opportunity to have people on the ground for business and relationship development. The only area of the world where we will continue to build our resources over the next 10 years is Asia. Our build-out will be slow and methodical, but given the negativity around these markets today, we believe that this is the ideal time to expand our presence there.
A side benefit of the deep and often very strategic relationships we have with many sovereign plans is that they often result in access to opportunities in their home market – with arguably the best local partner possible. The benefit of this longer term may be very substantial as we continue to build out our global operations. As an example, we have a long-time relationship with Investment Corporation Dubai (ICD) and as a result recently launched, with them, the construction of a premier quality 1.2 million square foot mixed-use office project in the Dubai International Financial Centre (DIFC). The DIFC is the heart of commerce in the Middle East. Without this relationship, this opportunity would never have been available to us.

5  | Brookfield Asset Management Inc. – Q4 2015 Letter to Shareholders

Performance Across Our Platforms
Our asset management business contributed $551 million of FFO for the full year, up 45% from last year, reflecting strong flows of capital from our clients. Assets under management are over $225 billion and net fee-bearing capital increased by 12% to $100 billion. Combined with base fees and incentive distributions, the annualized run-rate of fees and carried interests for our franchise is now $1.6 billion and growing rapidly as we continue to expand our business.
(millions)	2011	2012	2013	2014	2015	5-Yr CAGR
Annual run-rate of fees and target carry	$545	$750	$1,006	$1,204	$1,558	30%
Fee related earnings	119	180	300	378	519	45%

The growth of our asset management business is not linear, but grows in step functions as we close new and larger funds and expand our listed partnerships. We have a number of private funds in the market, and strong demand throughout the year enabled us to add $9 billion in new third-party commitments to our private funds. By mid-year we expect to complete fundraising for each of our successor flagship funds. Within our listed partnerships, the launch of Brookfield Business Partners (BBP) will establish our fourth listed entity. BBP will focus on business services and industrial companies, and is expected to be distributed to shareholders in the first half of 2016.
We announced or completed acquisitions over the year that will deploy $21 billion of capital by utilizing our global reach to identify and acquire high-quality real assets across all of our platforms. We fully invested or committed the balance of capital in our three flagship funds; Strategic Real Estate Partners I, Infrastructure Fund II and Capital Partners Fund III, and are now investing on behalf of their successor funds. Our listed partnerships have proven to be valuable when we find attractive opportunities that either do not fit a specific fund mandate or exceeds the fund's concentration limits. With broader mandates, we executed several large scale transactions in these entities, with some of our larger clients investing directly beside us as partners.
We generated $219 million of carried interest during the year, bringing our cumulative carried interest to more than $650 million. We only realize carried interest when we have distributed proceeds to our partners in excess of hurdle rates and there is no additional risk of clawback. As we are still in a growth phase, raising and deploying capital, we are not yet seeing that contribution in our current results, but this value is accruing and will show up in our financial results in the future.
It was a tough year for securities priced in the public markets, and the pricing of our listed partnerships were not immune from this. However, while this did lessen the attractiveness of accessing equity capital markets, we saw compelling values for many of our assets and businesses in the private markets which enabled us to raise considerable capital through disposition activities described later in this letter. This broad access to multiple capital sources is the major benefit of having a diversified multi-product offering and asset base.
We also achieved continued growth in the cash flows within our listed partnerships arising from operational improvements, including new leasing, increased business volumes and productivity initiatives, as well as the contribution from new investments and completed development projects. This led to increases in FFO and increases in distributions across all of our partnerships in line with our targets.
Brookfield Property Group
Our property group reported FFO of $1.7 billion in 2015, a 14% increase over last year, excluding disposition gains. The increase in FFO for the year was driven by contributions from new investments made during the year and strong same-property performance in our U.S. retail and office operations. Real estate fundamentals in all our key markets remain positive, with the exception of our commodity-driven markets, where the price of oil and other commodities is impacting office demand, in particular. The results of our real estate activities outside of the U.S. were very positive, adding to long-term value, but converting that cash flow into U.S. dollars detracted from some of that growth. Overall, the positive initiatives throughout the year, positioned us well to recently announce a 6% cash distribution increase in our flagship listed partnership, Brookfield Property Partners.

6  | Brookfield Asset Management Inc. – Q4 2015 Letter to Shareholders

Our core office operations benefitted from leases executed at Brookfield Place New York, the increase in our ownership of the Canary Wharf Estate in London, and the completion of several office development projects in Canada and Australia.
Our retail operations had strong same-store sales growth, maintaining a healthy 96% occupancy rate. While there has been a great deal of discussion regarding the impact of increased online retail spending in the U.S. on traditional bricks and mortar, fortress shopping centres continue to attract the vast majority of consumer spending and are an important part of our tenants supply chain. Longer term, we believe that for most products, there will be a merger of online, and bricks and mortar retail. As a result, we believe that the attractiveness of high quality retail centres will only get better.
We deployed over $8 billion of equity capital over the last twelve months, in markets where we saw mispriced assets and scarce capital, making investments in a Brazilian office portfolio, industrial properties in Europe and a large mixed-used complex in Germany. We also continued to expand our multifamily platform with the acquisition of a 13,000-unit apartment REIT in the U.S., the launch of an 844-unit tower in Manhattan, and three apartment buildings on the Canary Wharf Estate in London, totalling 650 units.
We continue to see a great deal of interest from our institutional clients seeking to put more capital to work in real estate, driving a record year of fundraising for our flagship real estate strategies. We also took advantage of strong pricing in private markets to sell down partial interests in balance sheet assets to some of our partners, including an interest in our Manhattan West project in New York as well as mature office buildings in London, Melbourne, Boston and Washington D.C. In total, this generated $2 billion of net proceeds.
Brookfield Renewable Energy Group
Our renewable energy group contributed $403 million of FFO in 2015. We faced headwinds that included below average hydrology and wind resources, as well as weakness in the Brazilian and Canadian currencies. As we begin the year, hydrology is improving in both North and South America and currencies have stabilized. We were pleased to announce a 7% distribution increase within our flagship listed partnership, Brookfield Renewable Energy Partners, and are confident in our continued ability to raise distributions over time in line with our targets.
We deployed nearly $5 billion of capital in the last twelve months, acquiring almost 4,000 megawatts of renewable energy, which will be additive to future FFO. This includes the 58% controlling interest in Isagen S.A., a 3,000 megawatt portfolio in Colombia, acquired subsequent to year end for $2.2 billion of equity. This extremely high-quality renewable energy business comprises six hydro plants, including the country's largest generation facility and its largest reservoir by volume, as well as a 3,800 megawatt development portfolio. We believe the potential for this business over time is significant, and we expect to shortly make a tender offer to the remaining shareholders.
Additional acquisitions in the last year included a nearly 300 megawatt hydroelectric portfolio in Pennsylvania on the same river as our 417 megawatt Safe Harbor facility, which allows us to better manage generation at both facilities. We doubled the size of our Brazilian platform with the integration of a nearly 500 megawatt, multi-technology renewable portfolio that also allowed us to enter the wind and biomass segments in that country. Our European platform has recorded impressive growth, now exceeding 600 megawatts of capacity after integrating a 125 megawatt portfolio of wind facilities acquired in Portugal. We also acquired a portfolio of development projects in Scotland, and have approximately 200 megawatts of advanced development in place in Ireland.

7  | Brookfield Asset Management Inc. – Q4 2015 Letter to Shareholders

Looking ahead, we have a strong pipeline of potential acquisitions, and in total an additional 3,000 megawatts of projects available for development. We continue to monitor the solar power sector, where we believe the falling cost of technology will create attractive investment opportunities in the near future. All of this should significantly increase our future FFO in addition to positioning our current portfolio to benefit from the eventual rise in electricity prices from their current cyclical lows.
Brookfield Infrastructure Group
Our infrastructure group reported $843 million of FFO. Results were solid, benefitting from strong organic growth initiatives across a number of our businesses, and contributions from new investments that we completed in the last 18 months. FFO increased by 12% on a 'same store' constant currency basis. Our flagship listed partnership, Brookfield Infrastructure Partners, recently announced a 7.5% distribution increase, marking the seventh consecutive year of distribution growth.
We committed nearly $4 billion of capital to expand the size of our business and add to future FFO. We also replenished our strong pipeline of organic growth opportunities with nearly $2 billion expected to be deployed in the next 36 months.
In our energy transmission platform, we are pleased to have partnered to acquire the remaining 53% of Natural Gas Pipeline Company of America LLC (NGPL) that we did not collectively own with Kinder Morgan. With the changing dynamics in the North American natural gas market, we see significant potential across NGPL's system. We have received considerable interest regarding our Gulf Coast reversal project that enables the southbound flow of natural gas to delivery points in Texas and Louisiana where several LNG projects and new hubs are developing. Our pipeline is also well positioned to connect with new natural gas infrastructure being developed in Mexico to access low cost U.S. shale gas production.
Our transportation platform added a number of operations which, upon completion, should significantly increase the scale and diversity of the business. We negotiated an agreement to acquire a leading Australian port and rail logistics business for A$12 billion, and are currently working on various undertakings to satisfy local regulators in order to complete the transaction. Asciano provides rail haulage services to the containerized and bulk markets, and its terminals and logistics business operates in the four largest container ports in Australia. We also expanded our toll road business with the acquisition of a portfolio of six roads in India for $230 million.
We raised more than $2 billion of capital in Brookfield Infrastructure Partners in 2015 and we continue to be active in recycling capital, having initiated two sale processes for businesses that we expect to sell at attractive valuations in the first quarter of 2016. We are fortunate to have significant liquidity in our flagship listed partnership, as well as strong interest in the sector from our institutional clients which will allow us to be active in the coming year. We see great value opportunities in Brazil across a number of infrastructure sectors, and the volatility in the energy sector should provide a number of opportunities to further build out our North American midstream business for value.
Brookfield Private Equity Group
Our private equity operations generated FFO of $446 million for the year. This includes our business services, industrial and residential development businesses. The latter two segments tend to be more cyclical in nature, and operating results vary more than our other businesses for a few reasons. The performance of a number of these businesses varies with business and economic cycles, and we expect them to have some volatility in earnings. In addition, we often buy underperforming companies because we see better long-term value. Often these companies generate minimal earnings at the outset, but the long-term gain is substantial. Lastly, some of our businesses are in sectors subject to cyclical economic factors and we are often entering investments when results are poor.
Our private equity group had a busy year, deploying more than $2 billion in the energy, metals, and real estate services sectors. In the case of our Australian energy investment, we removed substantially all revenue risk through a combination of take or pay offtake agreements and commodity hedges. Throughout the year, oil and gas markets continued to weaken and our decision to contract revenues appears to have been prudent. Oil and gas markets are currently suffering from oversupply globally, and are very much out of favour. We hope to continue to take advantage of this backdrop by investing in securities around this sector that are trading at levels reflecting this current supply imbalance.

8  | Brookfield Asset Management Inc. – Q4 2015 Letter to Shareholders

Our priority in the coming year is successfully launching Brookfield Business Partners (BBP) as our fourth flagship listed partnership. We expect this will take place in the second quarter through a special dividend to you of approximately $0.50 per share, or $500 million. The overall business is expected to have an equity value upon launch of approximately $2 billion.
BBP's initial business platforms will be business services and industrial companies, and through BBP our shareholders will have the opportunity to invest directly in these businesses with us. BBP will provide balanced exposure to both high quality businesses with consistent cash flows, as well as other value investments that together we hope will provide an attractive return to BBP unitholders. BBP should enhance our access to investment opportunities and capital, and given the growth in our business, we believe it is the right time to launch this.
Closing
It is with great sadness and respect that we report that we lost one of our great leaders in 2015. John Zuccotti, our Chair of Global Operations, was a big part of the heart and soul of our company for the past 20 years. John was a bedrock of New York for his whole life, in many capacities, including as First Deputy Mayor. John is sadly missed by all of us.
We remain committed to being a world-class alternative asset manager, and investing capital for you and our investment partners in high quality, simple to understand assets which earn a solid cash return on equity, while emphasizing downside protection for the capital employed.
The primary objective of the company continues to be generating increased cash flows on a per share basis, and as a result, higher intrinsic value per share over the longer term.
And, while I personally sign this letter, I respectfully do on behalf of all of the members of the Brookfield team, who collectively generate the results for you. Please do not hesitate to contact any of us, should you have suggestions, questions, comments, or ideas you wish to share with us.

J. Bruce Flatt
Chief Executive Officer
February 12, 2016

9  | Brookfield Asset Management Inc. – Q4 2015 Letter to Shareholders